SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                            (Amendment No.       )*



                        MINNESOTA POWER & LIGHT COMPANY
                               (Name of Issuer)


              Serial Preferred Stock, no par value, $7.36 Series
                        (Title of Class of Securities)


                                   604110304
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement X. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Page 1 of   6    Pages




   13G CUSIP No.  604110304                   Page   2    of    6    Pages

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       AMERICAN GENERAL CORPORATION
       IRS #74-0483432

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)


                                                                         (b)

   3   SEC USE ONLY


   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas

   NUMBER OF      5    SOLE VOTING POWER

     SHARES            0
  BENEFICIALLY    6    SHARED VOTING POWER

    OWNED BY           15,400
      EACH        7    SOLE DISPOSITIVE POWER
   REPORTING
                       0
     PERSON
                  8    SHARED DISPOSITIVE POWER      WITH

                       15,400
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       15,400
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       9.1%

  12   TYPE OF REPORTING PERSON*

       HC, CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




   13G CUSIP No.  604110304                    Page   3    of   6    Pages

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
       IRS #62-0306330

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)


                                                                         (b)

   3   SEC USE ONLY


   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Tennessee

   NUMBER OF      5    SOLE VOTING POWER

     SHARES            0
  BENEFICIALLY    6    SHARED VOTING POWER

    OWNED BY           10,000
      EACH        7    SOLE DISPOSITIVE POWER
   REPORTING
                       0
     PERSON
                  8    SHARED DISPOSITIVE POWER      WITH

                       10,000
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,000
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.9%

  12   TYPE OF REPORTING PERSON*

       IC, CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                                             Page 4 of 6 Pages


Item 1.
            (a)   Name of Issuer:

                  Minnesota Power & Light Company ("Issuer")

            (b)   Address of Issuer's Principal Executive Offices:

                  30 West Superior Street
                  Duluth, Minnesota 55802

Item 2.     (a)   Name of Person Filing:

                  AMERICAN GENERAL CORPORATION ("American General")
                  AMERICAN  GENERAL   LIFE  AND  ACCIDENT   INSURANCE  COMPANY
("AGLA")

            (b)   Address of Principal Business Office:

                  American General
                  2929 Allen Parkway
                  Houston, Texas 77019

                  AGLA
                  American General Center
                  Nashville, Tennessee 37250

            (c)   Citizenship:

                  American General - Texas
                  AGLA - Tennessee

            (d)   Title of Class of Securities:

                  Serial Preferred Stock, no par value, $7.36 Series ("$7.36 Preferred")

            (e)   CUSIP Number:

                  604110304

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   ( )   Broker or dealer  registered under Section  15 of  the
                        Act,

            (b)   ( )   Bank as defined in Section 3(a)(6) of the Act,

            (c)   (X)   Insurance Company as  defined in  Section 3(a)(19)  of
                        the Act,

            (d)   ( )   Investment Company  registered under Section 8  of the
                        Investment Company Act,



                                                             Page 5 of 6 Pages


            (e)   ( )   Investment Adviser registered under Section 203 of the
                        Investment Advisers Act of 1940,



                                                             Page 6 of 6 Pages


            (f)   ( )   Employee Benefit Plan, Pension  Fund which is  subject
                        to  the provisions of  the Employee  Retirement Income
                        Security Act of  1974 or Endowment  Fund; see  Section
                        240.13d-1(b)(1)(ii)(F),

            (g)   (X)   Parent Holding  Company,  in accordance  with  Section
                        240.13d-1(b)(1)(ii)(G), or

            (h)   ( )   Group,   in   accordance    with   Section    240.13d-
                        1(b)(1)(ii)(H)

Item 4.     Ownership.

            (a)   Amount Beneficially Owned:

                  American General beneficially owns, through its wholly-owned subsidiaries as set forth in Item 4(c) and Item 7 below, an aggregate 15,400 shares of the $7.36 Preferred.

            (b)   Percent of Class:

                  9.1% (Based on 170,000 shares of $7.36 Preferred outstanding as of March 11, 1994 as set forth in the Issuer's proxy statement dated March 18, 1994)

            (c) Number of shares as to which such person has sole or shared voting and disposition power:

                  American General has shared power with AGLA to vote or to direct the vote, and to dispose or to direct the disposition of 10,000 shares of the $7.36 Preferred. (See Item 7)

                  American General has shared power with American General Life Insurance Company of New York ("AGNY") to vote or to direct the vote, and to dispose or to direct the disposition of 5,400 shares of the $7.36 Preferred. (See Item 7)

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            American General and AGLA know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the $7.36 Preferred beneficially owned by American General and AGLA.



                                                             Page 7 of 6 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            The securities which are the subject of this report are held as follows by American General's wholly-owned subsidiaries (see Item 4(c) for the abbreviations), each of which is an insurance company as that term is defined in Section 3(a)(19) of the Securities Exchange Act of 1934.

            AGLA  10,000
            AGNY   5,400


Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




                                  Signature.


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    AMERICAN GENERAL CORPORATION, on behalf of
                                    American   General  Corporation   and  its
                                    wholly-owned subsidiary,  American General
                                    Life and Accident Insurance Company


Date:  February 13, 1995            By:   /s/ PETER V. TUTERS
                                          Peter V. Tuters
                                          Senior Vice President and
                                            Chief Investment Officer



                                                             Page 8 of 6 Pages



SEC\MINNFM.BCK